                                  EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

                   The ratio of earnings to fixed charges for the Company (including its predecessor-in-interest, Sundance Enterprises, Inc., the partnerships affiliated with Sundance Enterprises, Inc., and the Company's subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.



                                                                         YEAR ENDED
                                     6 MONTHS                           DECEMBER 31,
                                       ENDED       ----------------------------------------------------------
                                      6/30/97       1996            1995        1994        1993       1992
                                  -------------    ------          ------      ------      ------     -------
                                                                (unaudited, in thousands)
Earnings:

   Net income (loss)              $    13,917     $ 21,953 (1)   $  13,591   $    8,924   $   288   $   272
   Add fixed charges other
   than capitalized interest            6,799       11,277           6,420        4,894     5,280     5,522
                                      ---------   --------       ---------   ----------   -------   -------

                                  $    20,716     $ 33,230       $  20,011   $   13,818   $ 5,568   $ 5,794
                                      =======     ========       =========   ==========   =======   =======


Fixed Charges:
   Interest expense               $     6,799     $ 11,277       $  6,420    $   4,894    $ 5,280   $ 5,522
   Preferred OP distribution            1,252        1,670            ---          ---        ---       ---
   Capitalized interest                   255          380            192           58        ---       ---
                                      -------       ------       --------    ---------    -------   -------

Total fixed charges               $     8,306     $ 13,327       $  6,612    $   4,952    $ 5,280   $ 5,522
                                      =======      =======       ========    =========    =======   =======


Ratio of Earnings to
    Fixed Charges:                     2.49:1       2.49:1         3.03:1       2.79:1     1.05:1    1.05:1


      (1)   Before extraordinary item